THE FLEX-FUNDS
6125 Memorial Drive
Dublin, Ohio 43017
(614) 766-7000

April 27, 2012

Ms. Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:	The Flex-funds (Commission File Nos. 2-85378 and 811-3462)
Post Effective Amendment to Registration Statement on Form N-1A

Dear Ms. O’Neil-Johnson:

On behalf of The Flex-funds, a Massachusetts business trust (the “Trust”), I am filing Post-Effective Amendment No. 67 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A with Exhibits under the Investment Company Act of 1940 (the “1940 Act”) and Rule 485(a) under the Securities Act of 1933 (the “1933 Act”).

On March 26, 2012, we discussed your comments and questions related to our February 14, 2012 filing.  Our response to your comments and questions is as follows:

1.	On Page 4, in the second to last sentence of the Principal Investment Strategies section, we have changed “policies” to “objectives”. We have also added a sentence to describe the notice requirements.

2.	On Page 6, you noted that we had no language under “Buying and Selling Fund Shares – Money Market Fund”. We have added the required information.

3.	On Page 7, we have revised the Investment Objective for the Total Return Bond Fund.

4.	On Page 8, in the second to last sentence of the Principal Investment Strategies section, we have changed “policies” to “objectives”. We have also added a sentence to describe the notice requirements.

5.
On Page 9, we have added “junk bonds” to the definition of High Yield Risk.  Also on Page 9, we have revised the last sentence to replace “important” with “additional”.  Also on Page 9, we have changed the language from “For important information” to “For additional information”.

6.	On Page 10, under Principal Investment Strategies, we have added language to clarify that the Fund may invest in both developed and emerging markets.

7.
On Page 11, in the second to last sentence of the Principal Investment Strategies section, we have changed “policies” to “objectives”.  We have also added a sentence to describe the notice requirements.

8.	On Page 12, we have added “Junk Bond Risk” to the Principal Risks section.

9.	On Page 14, we have changed the language from “For important information” to “For additional information”.

10.
On Page 15, we have revised the Portfolio Turnover rate.  This has been done for all funds.  Also on Page 15, under Principal Investment Strategies, we have added language to clarify that the Fund may invest in both developed and emerging markets.

11.
On Page 16, in the second to last sentence of the Principal Investment Strategies section, we have changed “policies” to “objectives”.  We have also added a sentence to describe the notice requirements.

12.	On Page 18, we have changed the language from “For important information” to “For additional information”.

13.	On Page 19, we have deleted years 5 and 10 from the Example. Also on Page 19, we have added language to clarify that the Fund may invest in both developed and emerging markets.

14.
On Page 20, in the second to last sentence of the Principal Investment Strategies section, we have changed “policies” to “objectives”.  We have also added a sentence to describe the notice requirements.

15.
On Page 21, we have clarified the quality and maturity limitations in the Credit Risk and Fixed Income Risk definitions.  Also on Page 21, we have changed the language from “For important information” to “For additional information”.

16.
On Page 23, we have added language to indicate that none of the investment objectives are fundamental and all may be changed without shareholder approval.  We have also added a sentence to describe the notice requirements.

17.	On Page 25, we have changed the language from “For important information” to “For additional information”.

18.	On Page 26, under Principal Investment Strategies, we have added language to clarify that the Fund may invest in both developed and emerging markets.

19.
On Page 27, we have added language to indicate that none of the investment objectives are fundamental and all may be changed without shareholder approval.  We have also added a sentence to describe the notice requirements.

20.	On Page 29, we have changed the language from “For important information” to “For additional information”.

21.
On Page 31, we have added language to indicate that none of the investment objectives are fundamental and all may be changed without shareholder approval.  We have also added a sentence to describe the notice requirements.

22.	On Page 33, we have changed the language from “For important information” to “For additional information”.

23.	On Page 34, under Principal Investment Strategies, we have added language to clarify that the Fund may invest in both developed and emerging markets.

24.
On Page 35, in the second to last sentence of the Principal Investment Strategies section, we have changed “policies” to “objectives”.  We have also added a sentence to describe the notice requirements.

25.	On Page 37, we have changed the language from “For important information” to “For additional information”.

26.	On Page 38, I have confirmed that the fee waiver has only been applied to the Year 1 Example and not Years 3, 5, or 10.

27.
On Page 39, in the second to last sentence of the Principal Investment Strategies section, we have changed “policies” to “objectives”.  We have also added a sentence to describe the notice requirements.

28.	On Page 41, we have changed the language from “For important information” to “For additional information”.

29.
On Page 42, we have changed the “Information” section to “Tax Information”.  Also on Page 42, we changed added the word “Principal” to the section titled “More About Principal Investment Strategies and Related Risks.”  We also changed the “Investment Objectives” section to be titled “Investment Strategies”.

30.	On Page 46, we added a “Concentration Risk” section.

31.	On Page 50, we have revised the language to require portfolio holdings to be disclosed at least quarterly with the exception of the Money Market Fund which was not changed and is monthly.

32.	On Page 61, we have added language to clarify that the shareholder will not be assessed a low balance fee if their average daily balance is above the required minimum.

33.
On Page 63, we have added language indicating that if a systematic withdrawal amount exceeds the account balance, the withdrawal will be processed for the account balance and the account will be closed.

34.	On Page 15 of the SAI, we have added language regarding the exemption filed on behalf of the Funds with the National Futures Association.

35.	On Page 16 of the SAI, we have added additional disclosure language regarding Index-based Investments.

36.	On Page 31 of the SAI, we have clarified the Stock Selection Process for the Utilities and Infrastructure Fund.

37.	On Pages 31 and 32 of the SAI, we have revised the Exclusionary Screens for the Utilities and Infrastructure Fund.

38.	On Page 40 of the SAI, we have revised the language to require portfolio holdings to be disclosed at least quarterly with the exception of the Money Market Fund which was not changed and is monthly.

39.	On Page 68 of the SAI, we have added Spectrum Fund to the Distribution Plans section.

In addition, you asked that we explain the difference between Muirfield Fund and Spectrum Fund.  The following explains the differences:

Spectrum Fund
The Adviser continuously evaluates the risks of the stock market relative to the potential rewards. When stock market risks appear greater than the potential reward, the Fund will reduce or eliminate its position in underlying equity holdings in an attempt to preserve capital as a defensive tactic.  To this end, the Fund may invest up to 100% of its assets in fixed income securities.  The Adviser intends to aggressively pursue its defensive tactic, which means that the Adviser could significantly alter the Fund’s stock market exposure in a short period of time.

Muirfield Fund
As a defensive tactic, the Fund will reduce or eliminate its position in underlying equity funds in order to attempt to preserve capital when the Adviser’s evaluation indicates that the risks of the stock market may be greater than the potential rewards.  As a result, the Fund may invest up to 100% of its assets in fixed income securities.

The Registrant acknowledges:

1.
Should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you very much for your assistance with this filing. I would appreciate it if you would send a copy of any communication relating to this filing to my attention.  If you have any questions or need additional information, please call me at 614-760-2129.

Very truly yours,

/s/ Maggie Bull
Maggie Bull